Exhibit 99.1

Regulatory Announcement

Kofax Limited

Director/PDMR Shareholding

Irvine, CA, September 11, 2014 Kofax® Limited (NASDAQ and LSE: KFX), a leading provider of smart process applications for the business critical First Mile™ of customer interactions, today announces that on September 4, 2014, awards over common shares with a par value of .001 each of Kofax Limited were granted under the Kofax 2012 Equity Incentive Plan (the “Plan”) to the following persons discharging managerial responsibility and in the following amounts:

Grantee	Position	Number of awards under Kofax 2012 Equity Incentive Plan
Reynolds Bish	Chief Executive Officer	200,000
James Arnold, Jr.	Chief Financial Officer	67,500
Karl Doyle	SVP Corporate Development	75,000
Howard Dratler	Executive Vice President Field Operations	150,000
Anthony Macciola	Chief Technical Officer	50,000
Jim Nicol	Executive Vice President of Products	50,000
Bradford Weller	Executive Vice President, Legal	50,000
Lynne scheid	SVP of Human Resources	50,000

Subject to the terms of the Plan, awards will be released (subject to performance conditions, based upon achievement of three year total revenue and EBITDA growth targets) on or about September 4, 2017. Provided, however, that James Arnold Jr.‘s grant will be released, subject to pro-rated achievement of the same performance conditions, over the course of one year, on or about September 4, 2015.

This notification is to satisfy the Company’s obligations under Disclosure Rule 3.1.4 R (1)(a) of the Disclosure and Transparency Rules.

About Kofax Limited

Kofax® Limited (NASDAQ and LSE: KFX) a leading provider of smart process applications for the business critical First Mile™ of customer interactions. These begin with an organization’s systems of engagement, which generate real time, information intensive communications from customers, and provide an essential connection to their systems of record, which are typically large scale, rigid enterprise applications and repositories not easily adapted to more contemporary technology. Success in the First Mile can dramatically improve an organization’s customer experience and greatly reduce operating costs, thus driving increased competitiveness, growth and profitability. Kofax software and solutions provide a rapid return on investment to more than 20,000 customers in banking, insurance, government, healthcare, business process outsourcing and other markets. Kofax delivers these through its own sales and service organization, and a global network of more than 800 authorized partners in more than 75 countries throughout the Americas, EMEA and Asia Pacific.

Kofax is a registered trademark and First Mile is a trademark of Kofax Limited.

Source: RNSKofax

Kofax Limited - Regulatory Announcement